

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

James M. Brogdon
Executive Vice President, Chief Financial Officer and Treasurer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

  Re: Simmons First National Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2021
    File No. 000-06253

Dear James M. Brogdon:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Finance